Exhibit 99.1

Regencell Bioscience Holdings Limited Announces At-the-Market Offering of Ordinary Shares

HONG KONG, March 30, 2026 – Regencell Bioscience Holdings Limited (Nasdaq: RGC) (the “Company”), today announced that it has filed a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”), under which it may offer and sell an aggregate of up to $500,000,000 of its ordinary shares, par value $0.00001 per share (“Ordinary Shares”) from time to time through an at-the-market equity offering program (“ATM Offering”). In addition, Company announced that it has entered into a sales agreement with Univest Securities, LLC as its sales agent (the “Sales Agent”) to sell its Ordinary Shares in this ATM Offering from time to time.

Sales of our Ordinary Shares, if any, in the ATM Offering under the prospectus supplement and the accompanying prospectus may be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, including, without limitation, sales made directly on or through the Nasdaq Capital Market, to or through a market maker or otherwise, and/or other methods permitted by law, including in privately negotiated transactions, in each case at market prices prevailing at the time of sale or at prices related to such prevailing market prices. As a result, sales prices may vary.

The Company is not obligated to sell any Ordinary Shares under the ATM Offering. The Sales Agent will use commercially reasonable efforts to sell the Ordinary Shares from time to time, based upon instructions from the Company. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. The timing of any sales will depend on a variety of factors to be determined by the Company.

The Company currently intends to use the net proceeds from the ATM Offering primarily for working capital, capital expenditures and general corporate purposes.

The Ordinary Shares will be offered under the Company’s shelf registration statement on Form F-3 (File No. 333-294722), which was filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2026 and became automatically effective upon filing. A prospectus supplement related to the ATM Offering (File No. 333-294722) was filed with the SEC by the Company on March 30, 2026. Prospective investors should read the prospectus included in the registration statement on Form F-3, the prospectus supplement and other documents the Company has filed with the SEC (some of which are incorporated by reference into the prospectus and prospectus supplement) for more complete information about the Company and the ATM Offering. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the ATM Offering may be obtained without charge by visiting the SEC’s website at www.sec.gov or by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor will there be any sales of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Regencell Bioscience Holdings Limited

We are an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine for the treatment of neurocognitive disorders and degeneration, specifically Attention Deficit Hyperactivity Disorder and Autism Spectrum Disorder. Our goal is to save and improve the lives of the patients, their families and caregivers and become a market leader for natural and holistic treatments for neurological disorders globally.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC on Forms 20-F and Form 6-K, in its annual reports to shareholders, in its and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; changes in the Company’s expenditures; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

CONTACT:

Regencell Bioscience Holdings Limited Investor Relations
James Chung
ir@rgcbio.com

SOURCE:

Regencell Bioscience Holdings Limited